UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Virage Logic Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

92763R1041

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required in the remainder of this coverage page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 pages

13G/A
CUSIP No. 92763R1041			Page 2 of 6 Pages

1.	Name of Reporting Person: Alexander Shubat		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power:

		6.	Shared Voting Power: 2,012,223

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 2,012,223

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,012,223

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 9.1%

12.	Type of Reporting Person: IN

2

13G/A
CUSIP No. 92763R1041			Page 3 of 6

1.	Name of Reporting Person: The Shubat Family Revocable Trust dated August 9, 2001, Alexander Shubat and Irina Shubat, TR UA		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 1,604,307

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 1,604,307

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,616,807

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 7.4%

12.	Type of Reporting Person: OO

CUSIP No. 92763R1041	13G/A	Page 4 of 6 Pages

Item 1(a):	NAME OF ISSUER

Virage Logic Corporation

Item 1(b):	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

47100 Bayside Parkway Fremont, CA 94538

Item 2(a):	NAME OF PERSON FILING

Alexander Shubat

Item 2(b):	ADDRESS OF PRINCIPAL BUSINESS OFFICE
47100 Bayside Parkway Fremont, CA 94538

Item 2(c):	CITIZENSHIP

USA

Item 2(d):	TITLE OF CLASS OF SECURITIES

Common Stock, $0.001 par value

Item 2(e):	CUSIP NUMBER

92763R1041

Item 3:	This statement is not filed pursuant to Rules 13d-1(b) or 13d-2, and therefore this item is not applicable.

Item 4:	OWNERSHIP

(a) Amount Beneficially Owned: 2,012,223 shares

(b) Percent of Class 9.0%

CUSIP No. 92763R1041	13G/A	Page 5 of 6 Pages

(c)	Number of Shares as to Which Such Person Has:

(i)	sole power to vote or direct the vote: 0 Shares

(ii)	shared power to vote or direct the vote 2,012,223 Shares

(iii)	Sole power to dispose or to direct the disposition of: 0 Shares

(iv)	Shared power to dispose or to direct the disposition of: 2,012,223 Shares

Item 5:	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being made to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6:	OWNERSHIP OF NOT MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

1,604,307 of the shares beneficially owned by Mr. Shubat are held by the Shubat Family Revocable Trust dated August 9, 2001, Alexander Shubat and Irina Shubat, TR UA. Mr. Shubat’s spouse is one of the trust’s beneficiaries, and as such has the right to receive proceeds from the sale of such shares. Additionally 12,500 shares beneficially owned by Mr. Shubat are owned by Mr. Shubat and his spouse as joint tenants, such that Mr. Shubat’s spouse has the right to receive half of the proceeds from the sale of such Shares. Beneficiaries of two trusts have the right to receive the proceeds from the sale of 295,000 shares held by such trusts, in accordance with the trust documents.

Item 7:	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED BY THE PARENT HOLDING COMPANY

N/A

Item 8:	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

N/A

Item 9:	NOTICE OF DISSOLUTION OF GROUP

N/A

Item 10:	CERTIFICATION

N/A

CUSIP No. 92763R1041	13G/A	Page 6 of 6 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

February 14, 2005 Date

/s/ ALEXANDER SHUBAT Signature

Alexander Shubat Name (Typed)